Exhibit 99.1

BCD Semiconductor Manufacturing Limited Announces Financial Results for

the Fiscal Second Quarter of 2012

SHANGHAI, July 30, 2012 (GLOBE NEWSWIRE) – BCD Semiconductor Manufacturing Limited (“BCD Semiconductor,” the “Company,” “we,” “our” or “us”) (Nasdaq: BCDS), a leading analog integrated device manufacturer, or IDM, based in China, specializing in the design, manufacture and sale of power management integrated circuits, or ICs, today announced financial results for the fiscal second quarter ended June 30, 2012.

The results for the fiscal second quarter ended June 30, 2012 were as follows:

•	Revenue was $36.8 million, an increase of 18.7% from the first quarter of fiscal year 2012 and a decrease of 4.2% from the second quarter of fiscal year 2011.

•	Gross margin was 29.1%, compared to 23.6% for the first quarter of fiscal year 2012 and 30.0% for the second quarter of fiscal year 2011.

•

Operating expenses were $8.3 million, compared to $7.3 million for the first quarter of fiscal year 2012 and $6.9 million for the second quarter of fiscal year 2011. Operating expenses for the second quarter of fiscal year 2012 included $452 thousand in share-based compensation expenses and $109 thousand in amortization of acquired intangible assets, as compared to $269 thousand and $105 thousand, respectively, for the first quarter of fiscal year 2012, and $359 thousand and $69 thousand, respectively, for the second quarter of fiscal year 2011.

•

Income from operations after share-based compensation expenses and amortization of acquired intangible assets was $2.4 million, compared to income from operations of $4 thousand for the first quarter of fiscal year 2012 and income from operations of $4.6 million for the second quarter of fiscal year 2011.

•	GAAP net income was $2.1 million, compared to $292 thousand for the first quarter of fiscal year 2012 and $5.1 million for the second quarter of fiscal year 2011.

•	Non-GAAP adjusted net income was $2.5 million, compared to $715 thousand for the first quarter of fiscal year 2012 and $5.5 million for the second quarter of fiscal year 2011.

•	GAAP earnings per diluted American Depositary Share (“ADS”) (EPS) was $0.11, compared to $0.02 for the first quarter of fiscal year 2012 and $0.26 for the second quarter of fiscal 2011.

•	Non-GAAP earnings per diluted ADS share (non-GAAP EPS) was $0.13, compared to $0.04 for the first quarter of fiscal year 2012 and $0.28 for the second quarter of fiscal year 2011.

•	Number of weighted average fully diluted ADSs was 19,031,141.

•	Cash balance was $49.9 million as of June 30, 2012, compared to $53.0 million as of March 31, 2012 and $72.0 million as of June 30, 2011.

•

Cash flow from operating activities was a net inflow of $3.8 million, compared to a net outflow of $2.9 million for the first quarter of fiscal year 2012 and a net inflow of $3.4 million for the second quarter of fiscal year 2011.

•	Capital expenditures were $7.9 million, compared to $10.1 million for the first quarter of fiscal year 2012 and $6.0 million for the second quarter of fiscal year 2011.

•	We used $732 thousand of cash to repurchase 151,204 ADSs at an average price of $4.84 per ADS under our authorized share re-purchase program.

“We are encouraged by our second quarter financial results as all of our product lines have achieved substantial sequential growth with improved gross margins,” said Chieh Chang, Chief Executive Officer of BCD Semiconductor. “While the global economic environment remains uncertain, we will stay focused on our business model and are confident that we will continue to gain market in our industry through competitive products and services to our customers.”

Business Outlook

Revenue for the third quarter of fiscal year 2012 is expected to be in the range of $37 to $41 million, representing a growth of approximately 0.5% to 11.4% compared to the second quarter of fiscal year 2012 and a decline of approximately 5.4% to a growth of 4.9% compared to the third quarter of fiscal year 2011. Gross margins are expected to be in the range of 27.0% to 30.0% of revenue. Operating expenses exclusive of share based compensation expenses and amortization of acquired intangible assets are expected to be approximately $7.8 million. We expect our effective income tax rate to range between 9.0% and 11.0%. We expect our capital expenditures to be approximately $7.0 million in the third quarter of fiscal year 2012. The number of ADSs used to calculate GAAP earnings per share for the third quarter of fiscal year 2012 is anticipated to be approximately 19.0 million.

Forward-Looking Statements

This press release contains forward-looking statements that are based on current expectations, estimates, forecasts and projections of future performance based on management’s judgment, beliefs, current trends, and anticipated product performance. These forward-looking statements include, without limitation, projected revenues, gross margins, operating expenses, income tax rate, capital expenditures and shares used to calculate earnings per share under the section titled “Business Outlook,” statements regarding market demand and our expectation of continuing to grow our business and gain market share in the analog power management industry. Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those contained in the forward-looking statements. These factors include, but are not limited to, our ability to introduce or develop new and enhanced products that achieve market acceptance; the actual product performance in volume production; the quality and reliability of our products; our ability to achieve design wins; general business and economic conditions; our ability to identify and consummate strategic transactions; the state of the semiconductor industry and seasonality of our markets; and other risks and uncertainties as described in our filings with the U.S. Securities and Exchange Commission (“SEC”), including our Annual Report on Form 20-F for the fiscal year ended December 31, 2011 filed on April 25, 2012, and other filings with the SEC. Underlying assumptions subsequently proving to be incorrect or other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance, or achievements. You should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and we undertake no duty to update such information, except as required under applicable law.

Conference Call and Webcast

BCD Semiconductor plans to conduct an investor teleconference and live webcast to discuss the financial results for the fiscal second quarter ended June 30, 2012, its outlook for the third quarter of 2012 and other business matters today, July 30, 2012 at 2:00 pm PT / 5:00 pm ET. To listen to the live conference call, please dial 855-500-8701 (or +65 6723 9385 if dialing from outside the U.S.A.). The conference ID number is 97923048. A live webcast of the call will also be available in the “Event Calendar” section of the Company’s investor relations website, http://ir.bcdsemi.com/. The webcast replay will be available for seven days after the live call on the same website. To listen to the webcast replay, please dial 866-214-5335 (or +61 2 8235 5000 if dialing from outside the U.S.A.). The conference ID number for the replay is 97923048.

Use of Non-GAAP Financial Measures

To supplement our unaudited consolidated financial statements presented on a basis consistent with GAAP, we disclose certain non-GAAP financial measures, including non-GAAP adjusted net income and non-GAAP EPS. These supplemental measures exclude share-based compensation expenses that are non-cash charges, amortization of acquired intangible assets and change in acquisition earn-out payment. We believe that non-GAAP financial measures can provide useful information to both management and investors by excluding certain non-cash expenses that are not indicative of our core operating results. In addition, our management uses non-GAAP measures to compare our performance relative to forecasts and to benchmark our performance externally against competitors. Our use of non-GAAP financial measures has certain limitations in that the non-GAAP financial measures we use may not be directly comparable to those reported by other companies. For example, the term used in this press release, non-GAAP adjusted net income, does not have a standardized meaning. Other companies may use the same or similarly named measures, but exclude different items, which may not provide investors with a comparable view of our performance in relation to other companies. We seek to compensate for this limitation by providing a detailed reconciliation of the non-GAAP financial measures to the most directly comparable GAAP measures in the tables attached to this press release. Investors are encouraged to review the related GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measure.

About BCD Semiconductor

BCD Semiconductor Manufacturing Limited (“BCD Semiconductor”) is a leading analog integrated device manufacturer, or IDM, based in China, specializing in the design, manufacture and sale of power management integrated circuits. Our broad product portfolio targets primarily rapidly growing, high volume market segments such as mobile phones, LCD televisions and monitors, personal computers, adapters and chargers. As an IDM, we integrate product design and process technology to optimize product performance and cost, and offer system-level solutions with quality and reliability. Our China-based operations also give us immediate access to the fast growing electronics industry in Asia, enabling us to align our product development efforts with market trends and provide timely and effective technical support to our customers. For more information, please visit http://www.bcdsemi.com.

Contact:

Jean-Claude Zhang

Chief Financial Officer

Tel: +86 21 2416 2298

IR@bcdsemi.com

The Blueshirt Group

Erica Abrams

Tel: 415-217-5864

erica@blueshirtgroup.com

The following consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (“GAAP”).

SOURCE: BCDS

BCD Semiconductor Manufacturing Limited

Condensed Consolidated Balance Sheets - GAAP

(in thousands of US dollars)

(Unaudited)

	As of
	June 30, 2011	March 31, 2012	June 30, 2012
ASSETS
CURRENT ASSETS
Cash and cash equivalent	$72,029	$52,972	$49,940
Restricted cash	5,136	6,762	4,824
Accounts receivable, net	21,297	20,931	23,859
Inventories, net	28,282	26,235	27,516
Excess value-added tax paid	1,654	2,717	3,539
Receivable from ZiZhu	—	2,443	2,431
Prepaid expenses and other current assets	4,919	3,073	2,997

Total current assets	133,317	115,133	115,106
PROPERTY, PLANT AND EQUIPMENT, NET	39,277	71,220	76,860
LAND USE RIGHT, NET	3,034	3,067	3,034
ACQUIRED INTANGIBLE ASSETS, NET	3,326	1,965	1,831
INVESTMENT IN EQUITY SECURITIES	1,624	2,705	2,692
GOODWILL	305	291	287
OTHER ASSETS	2,750	5,692	5,886

TOTAL	$183,633	$200,073	$205,696

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term bank loans	$3,000	$10,300	$10,800
Accounts payable	21,374	16,382	21,949
Notes payable	11,589	14,402	11,779
Accrued expenses	3,656	2,990	3,622
Payable for purchase of property, plant and equipment	1,507	6,889	6,781
Withholding tax liability	1,954	1,859	1,828
Other current liabilities	3,150	2,652	3,075

Total current liabilities	46,230	55,474	59,834

OTHER LIABILITIES
Deferred rent-noncurrent	125	117	113
Performance obligation	3,800	3,907	3,888
Obligation under capital lease - noncurrent	240	185	162
Deferred grant-noncurrent	560	357	394

Total other liabilities	4,725	4,566	4,557

Total liabilities	50,955	60,040	64,391

SHAREHOLDERS’ EQUITY
Ordinary shares	111	112	112
Additional paid-in capital	160,318	160,335	160,127
Accumulated other comprehensive income	10,278	12,766	12,175
Accumulated deficit	(38,029)	(33,178)	(31,106)
Treasury stock	—	(2)	(3)

Total shareholders’ equity	132,678	140,033	141,305

TOTAL	$183,633	$200,073	$205,696

BCD Semiconductor Manufacturing Limited

Condensed Consolidated Statements of Income - GAAP

(in thousands of US dollars, except for percentages)

(Unaudited)

	Three Months Ended
	June 30, 2011	March 31, 2012	June 30, 2012
NET REVENUE
IC products	$35,685	$29,723	$34,046
Foundry services	2,771	1,305	2,791

Total net revenue	38,456	31,028	36,837

COST OF REVENUE
IC products	25,643	22,862	24,666
Foundry services	1,284	832	1,464

Total cost of revenue	26,927	23,694	26,130

GROSS PROFIT	11,529	7,334	10,707
	30.0%	23.6%	29.1%
OPERATING EXPENSES
Research and development	2,393	2,565	2,973
Selling and marketing	2,081	2,376	2,676
General and administrative	2,394	2,284	2,503
Amortization of acquired intangible assets	69	105	109

Total operating expenses	6,937	7,330	8,261

INCOME FROM OPERATIONS	4,592	4	2,446
	11.9%	0.0%	6.6%
OTHER INCOME (EXPENSE)
Interest income and expenses	364	267	162
Other-net	510	50	(316)

Other income (expenses), net	874	317	(154)

INCOME BEFORE INCOME TAX EXPENSE	5,466	321	2,292
INCOME TAX EXPENSE	381	29	220

NET INCOME	$5,085	$292	$2,072

BCD Semiconductor Manufacturing Limited

Condensed Consolidated Cash Flows Statement - GAAP

(in thousands of US dollars)

(Unaudited)

	Three Months Ended
	June 30, 2011	March 31, 2012	June 30, 2012
NET INCOME	$5,085	$292	$2,072

CASH FLOWS FROM OPERATING ACTIVITIES
Depreciation and amortization	1,345	2,409	2,504
Other adjustments to net income	1,328	1,682	2,008
Changes in assets and liabilities	(4,408)	(7,324)	(2,798)

Net cash provided by (used in) operating activities	$3,350	$(2,941)	$3,786

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(6,008)	(10,106)	(7,932)
Investment in equity securities	(4,582)	(1,587)	—
Financing to ZiZhu, receivable	—	1,585	—
Other cash flow from investing activities	282	151	1,477

Net cash used in investing activities	$(10,308)	$(9,957)	$(6,455)

CASH FLOWS FROM FINANCING ACTIVITIES
Share repurchase	—	(279)	(732)
Net borrowings	(3,101)	2,000	500
Other cash flow from financing activities	(366)	36	9

Net cash provided by (used in) financing activities	$(3,467)	$1,757	$(223)

Effects of exchange rate changes	703	(24)	(140)
CHANGE IN CASH	$(9,722)	$(11,165)	$(3,032)

CASH, BEGINNING OF PERIOD	$81,751	$64,137	$52,972

CASH, ENDING OF PERIOD	$72,029	$52,972	$49,940

BCD Semiconductor Manufacturing Limited

Reconciliation of GAAP to Non-GAAP Net Income and EPS

(in thousands of US dollars, except for per ADS data)

(Unaudited)

	Three Months Ended
	June 30, 2011	March 31, 2012	June 30, 2012
GAAP net income	$5,085	$292	$2,072

Share-based compensation (Note A)	380	318	495
Amortization of acquired intangible assets	69	105	109
Change in acquisition earn-out payment	—	—	(148)

Non-GAAP net income	$5,534	$715	$2,528

EPS (ADS) fully diluted, GAAP	$0.26	$0.02	$0.11
EPS (ADS) fully diluted, Non GAAP	$0.28	$0.04	$0.13
Note A:	Three Months Ended
	June 30, 2011	March 31, 2012	June 30, 2012
Share-based compensation
Cost of revenue	$21	$49	$43
Research and development	24	48	51
Selling, general and administrative	335	221	401

Total share-based compensation	$380	$318	$495